SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                            CROP GROWERS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    22729710
                                 (CUSIP Number)




   Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Not Applicable.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 22729710

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Firstar Corporation

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

              Wisconsin

                     5  SOLE VOTING POWER
      NUMBER OF
                             1,392,416
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             0
       OWNED BY
                     7  SOLE DISPOSITIVE POWER
         EACH
                             0
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                             0

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,392,416

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


              16.9%

    12   TYPE OF REPORTING PERSON*


              HC



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

   Item 1:

        (a)  Name of Issuer:

             Crop Growers Corporation

        (b)  Address of Issuer's Principal Executive Offices:

             10895 Lowell Avenue
             Suite 300
             Overland Park, Kansas  66210-5951

   Item 2:

        (a)  Name of Person Filing:

             Firstar Corporation ("Firstar")

        (b)  Address of Principal Business Office or, if none, Residence:

             777 East Wisconsin Avenue
             Milwaukee, Wisconsin  53202

        (c)  Citizenship:

             Firstar is a Wisconsin corporation

        (d)  Title of Class or Securities:

             Crop Growers Corporation Common Stock

        (e)  CUSIP Number:

             22729710

   Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Firstar is a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7 below)

   Item 4:   Ownership.

             (a)  Amount Beneficially Owned:

                  1,392,416 shares

             (b)  Percent of Class:

                  16.9%

             (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                       1,392,416

                  (ii) shared power to vote or to direct the vote:

                       0

                  (iii)sole power to dispose or to direct the
                       disposition of:

                       0

                  (iv) shared power to dispose or to direct the disposition
                       of:

                            Firstar may be deemed to beneficially own the
                       1,392,416 shares of Common Stock as the parent holding company of Firstar Bank of Minnesota N.A. ("Firstar-Minnesota"). Firstar-Minnesota is a national banking association with trust powers and is a wholly-owned subsidiary of Firstar. Firstar-Minnesota holds an irrevocable proxy to vote 1,392,416 shares of Common Stock. Of such shares, 246,713 are subject to options held by a shareholder of the Issuer, which options are currently exercisable or exercisable within 60 days. The shareholder also holds options (which are not currently exercisable or exercisable within 60 days) to purchase 155,925 additional shares of Common Stock which would also upon exercise of such options become subject to the Firstar-Minnesota proxy. Upon exercise of all of the foregoing options, Firstar-Minnesota would have sole voting power with respect to 1,548,341 shares of Common Stock constituting approximately 18.4% of the total number of shares outstanding following such option exercises. Firstar-Minnesota has no power to cause any of such options to be exercised. Firstar-Minnesota has no power to dispose of, or direct the disposition of, and no pecuniary interest in, any of such shares of Common Stock.

   Item 5:   Ownership of Five Percent or Less of a Class.

             Not Applicable

   Item 6:   Ownership of More than Five Percent on Behalf of Another Person.

                  John J. Hemmingson retains the right to receive dividends
             on and to dispose of all of the shares of Common Stock with respect to which Firstar-Minnesota has sole voting power. Firstar-Minnesota's proxy will terminate as to any shares sold by Mr. Hemmingson.

   Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             See Exhibit 1, attached

   Item 8:   Identification and Classification of Members of the Group.

             Not Applicable

   Item 9:   Notice of Dissolution of Group.

             Not Applicable

   Item 10:  Certification.

                  By signing below the undersigned certifies that, to the
             best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Date:     March 7, 1997

                                      FIRSTAR CORPORATION



                                      By:    /s/  William J. Schulz

                                      Name:  William J. Schulz

                                      Title:    Senior Vice President and
                                                  Secretary

   Exhibit 1 to Item 7:  Identification and Classification of Subsidiaries

                       Firstar Bank of Minnesota, N.A. - BK